UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company (issuer))
FOSTER THOMAS COMPANY
(offeror)
a wholly-owned subsidiary of
L.B. FOSTER COMPANY
(parent of offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212101
(CUSIP Number of Class of Securities)
David Voltz
L.B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220
(412)-928-3417
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Lewis U. Davis, Jr., Esq.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$114,067,450	$8,133

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes a purchase price of $11.71 per share and the purchase of 9,741,029 shares of Portec common stock, which is represented by (i) 9,602,029 outstanding shares of common stock; and (ii) 139,000 shares of common stock that were issuable with respect to all outstanding options, in each case as provided by Portec, as of the most recent practicable date.
** The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $71.30 per million dollars of the transaction valuation amount.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,133	Filing Party: L.B. Foster Company and Foster Thomas Company
Form or Registration No.: Schedule TO-T	Date Filed: February 26, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (as originally filed with the Securities and Exchange Commission on February 26, 2010 and as amended by Amendment No. 1 thereto filed with the SEC on March 1, 2010, and as further amended by Amendment No. 2 thereto filed with the SEC on March 3, 2010, the “Schedule TO”) by (i) Foster Thomas Company, a West Virginia corporation (the “Purchaser”) and a wholly-owned subsidiary of L.B. Foster Company, a Pennsylvania corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Portec Rail Products, Inc., a West Virginia corporation (“Portec”), at a purchase price of $11.71 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment No. 3 have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment No. 3 is being filed on behalf of the Purchaser and Parent. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answers to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for herein.
Item 11. Additional Information.
     Items 5 and 11 of the Schedule TO are amended and supplemented to include the following:
     The following paragraph is added to the end of Section 10 – “Background of the Offer; Past Contacts or Negotiations with Portec” of the Offer to Purchase:
     “Effective March 5, 2010, L.B. Foster voluntarily withdrew and re-filed its HSR Act filing. This withdrawal and re-filing is being undertaken in order to provide the Antitrust Division with additional time to review the information submitted by L.B. Foster and Portec.”
     Item 11 of the Schedule TO is further amended and supplemented to include the following:
     The following paragraph replaces the former second paragraph of Section 15 – “Legal Matters; Required Regulatory Approvals” – “Federal Antitrust Laws” of the Offer to Purchase:
     “Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The Company filed a Premerger Notification and Report Form with respect to the Offer and the Merger on February 19, 2010, pursuant to the requirements of the HSR Act. L.B. Foster filed a Premerger Notification and Report Form with respect to the Offer and the Merger with the FTC and the Antitrust Division on February 19, 2010, pursuant to the requirements of the HSR Act. L.B. Foster voluntarily withdrew and re-filed its Notification and Report Form effective March 5, 2010 in order to provide the Antitrust Division with additional time to review the information submitted by L.B. Foster and the Company. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer and Merger is scheduled to expire at 11:59 p.m., Eastern Time, on March 22, 2010 unless earlier terminated by the FTC and the Antitrust Division, or the Antitrust Division makes a request for additional information or documentary material prior to that time. If, within the 15-calendar-day waiting period, the Antitrust Division makes such a request for additional information or documentary material, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of L.B. Foster’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with L.B. Foster’s consent. The Antitrust Division may terminate the additional ten calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.”

     Item 11 (a)(5) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs:
     “On March 3, 2010, L.B. Foster and Purchaser were served with a lawsuit related to the Offer and the Merger which was filed on March 2, 2010 in the Court of Common Pleas of Allegheny County, Pennsylvania, and captioned Scott Phillips v. Portec Rail Products, Inc., et al. The action is brought by Scott Phillips, who claims to be a stockholder of Portec, on his own behalf and on behalf of all others similarly situated, and seeks certification as a class action on behalf of all public stockholders of Portec. The lawsuit names Portec, each of Portec’s directors, L.B. Foster and Purchaser as defendants. The lawsuit alleges, among other things, that Portec’s directors breached their fiduciary duties and that L.B. Foster and Purchaser aided and abetted such alleged breaches of fiduciary duties. Based on these allegations, the lawsuit seeks, among other relief, injunctive relief enjoining the defendants from consummating the Offer and the Merger. It also purports to seek recovery of the costs of the action, including reasonable attorney’s fees. A copy of the Complaint is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.
     On March 4, 2010, Portec was served with a lawsuit related to the Offer and the Merger which was filed on March 3, 2010 in the Circuit Court of Kanawha County, West Virginia, and captioned Josh Furman v. Marshall Reynolds, et al., against Portec, each of Portec’s directors, L.B. Foster and Purchaser on behalf of a purported class of public stockholders of Portec. L.B. Foster and Purchaser have not yet been served in connection with the lawsuit. The complaint alleges that the director defendants breached their fiduciary duties in connection with the Offer and the Merger and that L.B. Foster and Purchaser aided and abetted such alleged breaches of fiduciary duties. Based on these allegations, the plaintiffs seek, among other relief, certification as a class action on behalf of all public Portec stockholders, preliminary and permanent injunctive relief against the Offer and the Merger, and the costs and expenses of the action, including reasonable allowance for attorneys’ and experts’ fees and expenses. A copy of the complaint is filed as Exhibit (a)(5)(F) hereto, and is incorporated herein by reference.
     Also on March 4, 2010, Portec was served with a lawsuit related to the Offer and the Merger which was filed on February 24, 2010 in the Court of Common Pleas of Allegheny County, Pennsylvania, and captioned Richard S. Gesoff v. Marshall T. Reynolds, et al. The action is brought by Richard S. Gesoff, who claims to be a stockholder of Portec, on his own behalf and on behalf of all others similarly situated, and seeks certification as a class action on behalf of all public Portec stockholders, except the defendants and their affiliates. The lawsuit names Portec, each of Portec’s directors, L.B. Foster and Purchaser as defendants. L.B. Foster and Purchaser have not yet been served in connection with the lawsuit. The lawsuit alleges, among other things, that Portec’s directors breached their fiduciary duties and that L.B. Foster and Purchaser aided and abetted such alleged breaches of fiduciary duties. Based on these allegations, the lawsuit seeks, among other relief, injunctive relief enjoining the defendants from consummating the Offer and the Merger. It also purports to seek recovery of the costs of the action, including reasonable attorney’s fees. A copy of the Complaint is filed as Exhibit (a)(5)(G) to the Schedule TO and is incorporated herein by reference.”
Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(5)(E)	Complaint captioned Scott Phillips v. Portec Rail Products, Inc., et al., filed in the Court of Common Pleas of Allegheny County, Pennsylvania

(a)(5)(F)	Complaint captioned Josh Furman v. Marshall Reynolds, et al., filed in the Circuit Court of Kanawha County, West Virginia

(a)(5)(G)	Complaint captioned Richard S. Gesoff v. Marshall T. Reynolds, et al., filed in the Court of Common Pleas of Allegheny County, Pennsylvania

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

L.B. FOSTER COMPANY

Date: March 5, 2010	By: Name:	/s/ Stan L. Hasselbusch Stan L. Hasselbusch
	Title:	President and CEO

FOSTER THOMAS COMPANY

Date: March 5, 2010	By:	/s/ Stan L. Hasselbusch

	Name:	Stan L. Hasselbusch
	Title:	President & CEO

Exhibit	Exhibit Name
(a)(5)(E)	Complaint captioned Scott Phillips v. Portec Rail Products, Inc., et al., filed in the Court of Common Pleas of Allegheny County, Pennsylvania

(a)(5)(F)	Complaint captioned Josh Furman v. Marshall Reynolds, et al., filed in the Circuit Court of Kanawha County, West Virginia

(a)(5)(G)	Complaint captioned Richard S. Gesoff v. Marshall T. Reynolds, et al., filed in the Court of Common Pleas of Allegheny County, Pennsylvania